February 2, 2010

Gary Newberry
Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549-4628
Via facsimile to (703)-813-6982

Re: Solitario Exploration & Royalty Corp.

Mr. Newberry:

In response to the phone conversation held on January 26, 2010, we are enclosing proposed journal entries to our 2007-2008 and quarterly 2009 financial statements which we believe reflect the position of the staff of the Securities and Exchange Commission ("Staff") on the treatment of equity contributions by Anglo Platinum to our subsidiary, Pedra Branca Mineracao, Ltd. as described in your comment letter dated November 9, 2009.

We have also enclosed details summarizing the changes the journal entries would have to Solitario's existing accounts. Finally we have presented unaudited draft financial statement pages to assist the Staff in analyzing the effects on our reported numbers.

We will be presenting this same information to Solitario's Audit Committee of the Board of Directors later this week. The Audit Committee will evaluate such proposed changes for materiality in accordance with SAB 99 and whether such changes, if deemed appropriate, necessitate restatement of our financial statements as the correction of an error or as a change in accounting principle from one acceptable method to another.

Please note the attached information does not include additional disclosures required in our periodic reports regarding the reasons for the change or disclosures which clarify that the deferred noncontrolling shareholder payment account will not be settled in cash, refunded to Anglo Platinum, or constitute a contractual obligation.

If you have any questions regarding this response letter, please contact either Christopher E. Herald or me at Solitario at (303) 534-1030.

Sincerely

/s/ James R. Maronick
CFO
Solitario Exploration & Royalty Corp.

Enclosed

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Solitario Exploration & Royalty
Restatement Worksheet
Journal entries Dr. (Cr.)
2006-2009

	2007	2008	2009 q1	2009 q2	2009 q3
Balance Sheet					
Deferred noncontrolling shareholder payments	(90)		(102)	(688)	(688)
Minority (Non-controlling) interest	14	-	31	207	207
Additional Paid in Capital	(2,200)	(2,276)	(2,205)	(1,794)	(1,794)
Prior yr retained earnings	1,233	2,276	2,276	2,276	2,276
Current yr retained earnings	1,043	-	-	-	-
Statement of Operations					
Exploration expense	1,043	-	-	-	-
Statement of Changes in Cash					
cash provided by (used in)					
Operating activities	(1,043)				
Investing activities					
Financing activities	1,043				

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Solitario Exploration & Royalty Restatement Worksheet Anglo Liability 2006-2008	As Reported dr(cr) year ended 12/31/2007	adjustment dr(cr) year ended 12/31/2007	Restated dr(cr) year ended 12/31/2007
Balance sheet			
Current assets	7,972		7,972
Long term assets	22,458		22,458
Total assets	$ 30,430	$ -	$ 30,430
Current liabilities	(1,727)		(1,727)
Deferred noncontrolling shareholder payments		(90)	(90)
Other long-term liabilites	(10,347)		(10,347)
Long term liabilities	(10,347)	(90)	(10,437)
Minority Interest			
Common stock	(296)		(296)
Additional paid in capital	(31,682)	(2,200)	(33,882)
Accumulated deficit	28,251	2,276	30,527
AOCI	(14,241)		(14,241)
Solitaro shareholders' equity	(17,968)	77	(17,892)
Non-controlling interest	(388)	14	(375)
Stockholders equity	(18,356)	90	(18,266)
Total liabilities and stockholders' equity	$ (30,430)	$ -	$ (30,430)
	-	-	-
Statemet of Operations			
Revenue	(100)		(100)
Exploration expense	3,112	1,043	4,155
Other expenses	5,671		5,671
Total costs expenses and other	8,783	1,043	9,826
Other income	(4,085)		(4,085)
Loss before taxes and minority interest	4,598	1,043	5,641
Taxes	(184)		(184)
Loss before minority interest and cap	4,414	1,043	5,457
Minority interest	(17)		(17)
Loss before change in accounting principle	4,397	1,043	5,440
Change in accounting principle			-
Net loss dr(cr)	$ 4,397	$ 1,043	$ 5,440
EPS before cap	$ 0.15	$ 0.04	$ 0.18
Change in accounting principle	-	-	-
Net Loss	$ 0.15	$ 0.04	$ 0.18
w/a shares	29,467	29,467	29,467
Statement of Cash Flows	(source)use	(source)use	(source)use
Operations			
Net Loss	$ 4,397	$ 1,043	$ 5,440
Operating adjustments	315		315
Cash flow from operations	4,712	1,043	5,755
Cash flow from investing activities	(5,361)		(5,361)
Financing activities			
Deferred non-controlling shareholder payments	-	(1,133)	(1,133)
Non-controlling shareholder investments	(90)	90	-
Other items	(607)		(607)
Cash flow from financing activities	(697)	(1,043)	(1,740)
Change in cash flow (increase) decrease	$ (1,346)	$ -	$ (1,346)

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Solitario Exploration & Royalty Restatement Worksheet Anglo Liability 2006-2008	As Reported dr(cr) year ended 12/31/2008	adjustment dr(cr) year ended 12/31/2008	Restated dr(cr) year ended 12/31/2008
Balance sheet			
Current assets	4,997		4,997
Long term assets	21,466		21,466
Total assets	$ 26,463	$ -	$ 26,463
Current liabilities	(1,582)		(1,582)
Deferred noncontrolling shareholder payments		-	-
Other long-term liabilites	(6,830)		(6,830)
Long term liabilities	(6,830)	-	(6,830)
Minority Interest			
Common stock	(297)		(297)
Additional paid in capital	(33,335)	(2,276)	(35,611)
Accumulated deficit	28,868	2,276	31,144
AOCI	(12,454)		(12,454)
Solitario shareholder's equity	(17,218)	-	(17,218)
Non-controlling interest	(833)	-	(833)
Total Stockholders' equity	(18,051)	-	(18,051)
Total liabilities and stockholders' equity	$ (26,463)	$ -	$ (26,463)
	-	-	-
Statemet of Operations			
Revenue	(200)		(200)
Exploration expense	4,589		4,589
Other expenses	(2,097)		(2,097)
Total costs expenses and other	2,492	-	2,492
Other income	(3,576)		(3,576)
Loss before taxes and minority interest	(1,284)	-	(6,268)
Taxes	2,128		2,128
Loss before minority interest and cap	844		844
Minority interest	(227)		(227)
Loss before change in accounting principle	617		617
Change in accounting principle			-
Net loss dr(cr)	$ 617	$ -	$ 617
EPS before cap	$ 0.02	$ -	$ 0.02
Change in accounting principle	-	-	-
Net Loss	$ 0.02	$ -	$ 0.02
w/a shares	29,691	29,691	29,691
Statement of Cash Flows			
Operations	(source)use	(source)use	(source)use
Net Loss	$ 617		$ 617
Operating adjustments	5,916		5,916
Cash flow from operations	6,533	-	6,533
Cash flow from investing activities	(4,377)		(4,377)
Financing activities			
Deferred non-controlling shareholder payments	-		-
Non-controlling shareholder investments	(1,700)		(1,700)
Other items	(148)		(148)
Cash flow from financing activities	(1,848)	-	(1,848)
Change in cash flow (increase) decrease	$ 308	$ -	$ 308

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Solitario Exploration & Royalty Restatement Worksheet Anglo Liability 2006-2008	As Reported dr(cr) quarter ended 3/31/2009	adjustment dr(cr) quarter ended 3/31/2009	Restated dr(cr) quarter ended 3/31/2009
Balance sheet			
Current assets	3,779		3,779
Long term assets	20,901		20,901
Total assets	$ 24,680	$ -	$ 24,680
Current liabilities	(1,328)		(1,328)
Deferred noncontrolling shareholder payments		(101)	(101)
Other long-term liabilites	(6,325)		(6,325)
Long term liabilities	(6,325)	(101)	(6,426)
Minority Interest			-
Common stock	(297)		(297)
Additional paid in capital	(33,406)	(2,205)	(35,611)
Accumulated deficit	29,539	2,276	31,815
AOCI	(12,067)		(12,067)
Solitario shareholder's equity	(16,231)	71	(16,160)
Non-controlling interest	(796)	30	(766)
Total Stockholders' equity	(17,027)	101	(16,926)
Total liabilities and stockholders' equity	$ (24,680)	$ 0	$ (24,680)
	-	0	-
Statemet of Operations			
Revenue	-		-
Exploration expense	681		681
Other expenses	(28)		(28)
Total costs expenses and other	653	-	653
Other income	-		-
Loss before taxes and minority interest	653	-	(653)
Taxes	84		84
Loss before minority interest and cap	737		737
Minority interest	(66)		(66)
Loss before change in accounting principle	671		671
Change in accounting principle			-
Net loss dr(cr)	$ 671	$ -	$ 671
EPS before cap	$ 0.02	$ -	$ 0.02
Change in accounting principle	-	-	-
Net Loss	$ 0.02	$ -	$ 0.02
w/a shares	29,691	29,691	29,691
Statement of Cash Flows			
Operations	(source)use	(source)use	(source)use
Net Loss	$ 671		$ 671
Operating adjustments	591		591
Cash flow from operations	1,262	-	1,262
Cash flow from investing activities	(19)		(19)
Financing activities			
Deferred non-controlling shareholder payments	-	(101)	(101)
Non-controlling shareholder investments	(101)	101	-
Other items	-		-
Cash flow from financing activities	(101)	-	(101)
Change in cash flow (increase) decrease	$ 1,142	$ -	$ 1,142

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Solitario Exploration & Royalty Restatement Worksheet Anglo Liability 2006-2008	As Reported dr(cr) quarter ended 6/30/2009	adjustment dr(cr) quarter ended 6/30/2009	Restated dr(cr) quarter ended 6/30/2009	As Reported dr(cr) six mo ended 6/30/2009	adjustment dr(cr) six mo ended 6/30/2009	Restated dr(cr) six mo ended 6/30/2009
Balance sheet						
Current assets				3,839		3,839
Long term assets				20,548		20,548
Total assets				$ 24,387	$ -	$ 24,387
Current liabilities				(1,462)		(1,462)
Deferred noncontrolling shareholder payments					(688)	(688)
Other long-term liabilites				(6,817)		(6,817)
Long term liabilities				(6,817)	(688)	(7,505)
Minority Interest						-
Common stock				(297)		(297)
Additional paid in capital				(33,817)	(1,794)	(35,611)
Accumulated deficit				30,927	2,276	33,203
AOCI				(11,998)		(11,998)
Solitario shareholder's equity				(15,185)	482	(14,703)
Non-controlling Interest				(923)	207	(716)
Total Stockholders' equity				(16,108)	688	(15,420)
Total liabilities and stockholders' equity				$ (24,387)	$ -	$ (24,387)
				-	-	-
Statemet of Operations						
Revenue	-		-	-		-
Exploration expense	797		797	1,478		1,478
Other expenses	1,426		1,426	1,398		1,398
Total costs expenses and other	2,223	-	2,223	2,876	-	2,876
Other income	(490)		(490)	(490)		(490)
Loss before taxes and minority interest	1,733	-	(2,713)	2,386	-	(3,366)
Taxes	(295)		(295)	(211)		(211)
Loss before minority interest and cap	1,438		1,438	2,175		2,175
Minority interest	(50)		(50)	(116)		(116)
Loss before change in accounting principle	1,388		1,388	2,059		2,059
Change in accounting principle			-			-
Net loss dr(cr)	$ 1,388	$ -	$ 1,388	$ 2,059	$ -	$ 2,059
EPS before cap	$ 0.05	$ -	$ 0.05	$ 0.07	$ -	$ 0.07
Change in accounting principle	-	-	-	-	-	-
Net Loss	$ 0.05	$ -	$ 0.05	$ 0.07	$ -	$ 0.07
w/a shares	29,691	29,691	29,691	29,691	29,691	29,691
Statement of Cash Flows						
Operations				(source)use	(source)use	(source)use
Net Loss				$ 2,059		$ 2,059
Operating adjustments				372		372
Cash flow from operations				2,431	-	2,431
Cash flow from investing activities				(730)		(730)
Financing activities						
Deferred non-controlling shareholder payments				-	(688)	(688)
Non-controlling shareholder investments				(688)	688	0
Other items				-		-
Cash flow from financing activities				(688)	-	(688)
Change in cash flow (increase) decrease				$ 1,013	$ -	$ 1,013

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Solitario Exploration & Royalty Restatement Worksheet Anglo Liability 2006-2008	As Reported dr(cr) quarter ended 9/30/2009	adjustment dr(cr) quarter ended 9/30/2009	Restated dr(cr) quarter ended 9/30/2009	As Reported dr(cr) nine mo ended 9/30/2009	adjustment dr(cr) nine mo ended 9/30/2009	Restated dr(cr) nine mo ended 9/30/2009
Balance sheet						
Current assets				4,280		4,280
Long term assets				22,756		22,756
Total assets				$ 27,036	$ -	$ 27,036
Current liabilities				(2,298)		(2,298)
Deferred noncontrolling shareholder payments					(688)	(688)
Other long-term liabilites				(7,265)		(7,265)
Long term liabilities				(7,265)	(688)	(7,953)
Minority interest						-
Common stock				(297)		(297)
Additional paid in capital				(33,817)	(1,794)	(35,611)
Accumulated deficit				31,304	2,276	33,580
AOCI				(13,894)		(13,894)
Solitario shareholder's equity				(16,704)	482	(16,222)
Non-controlling interest				(769)	207	(562)
Total Stockholders' equity				(17,473)	688	(16,785)
Total liabilities and stockholders' equity				$ (27,036)	$ -	$ (27,036)
Statemet of Operations				-	-	-
Revenue	(200)		(200)	(200)		(200)
Exploration expense	1,118		1,118	2,596		2,596
Other expenses	327		327	1,725		1,725
Total costs expenses and other	1,445	-	1,445	4,321	-	4,321
Other income	(919)		(919)	(1,409)		(1,409)
Loss before taxes and minority interest	326	-	(2,564)	2,712	-	(5,930)
Taxes	204		204	(7)		(7)
Loss before minority interest and cap	530		530	2,705		2,705
Minority interest	(153)		(153)	(269)		(269)
Loss before change in accounting principle	377		377	2,436		2,436
Change in accounting principle			-			-
Net loss dr(cr)	$ 377	$ -	$ 377	$ 2,436	$ -	$ 2,436
EPS before cap	$ 0.01	$ -	$ 0.01	$ 0.08	$ -	$ 0.08
Change in accounting principle	-	-	-	-	-	-
Net Loss	$ 0.01	$ -	$ 0.01	$ 0.08	$ -	$ 0.08
w/a shares	29,691	29,691	29,691	29,750	29,750	29,750
Statement of Cash Flows						
Operations				(source)use	(source)use	(source)use
Net Loss				$ 2,436		$ 2,436
Operating adjustments				1,509		1,509
Cash flow from operations				3,945	-	3,945
Cash flow from investing activities				(1,944)		(1,944)
Financing activities						
Deferred non-controlling shareholder payments				-	(688)	(688)
Non-controlling shareholder investments				(688)	688	0
Other items				-		-
Cash flow from financing activities				(688)	-	(688)
Change in cash flow (increase) decrease				$ 1,313	$ -	$ 1,313

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UNAUDITED - DRAFT

SOLITARIO EXPLORATION & ROYALTY CORP.
CONSOLIDATED BALANCE SHEETS

(in thousands of U.S. dollars, except share and per share amounts)	December 31, 2009	December 31, 2008 (as restated)
Assets		
Current assets:		
Cash and cash equivalents	$1,946	$1,942
Investments in marketable equity securities, at fair value	4,600	2,763
Prepaid expenses and other	196	292
Total current assets	6,742	4,997
Mineral properties, net	2,739	2,785
Investments in marketable equity securities, at fair value	15,006	18,453
Other assets	154	228
Total assets	$24,641	$26,463
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ 269	$ 291
Derivative instruments fair value	53	393
Current taxes payable	385	-
Deferred income taxes	1,567	884
Other	150	14
Total current liabilities	2,424	1,582
Derivative instrument fair value	-	236
Deferred income taxes	5,555	6,063
Stock option liability	262	531
Deferred noncontrolling shareholder payments	1,286	-
Commitments and contingencies (Notes x and x)		
Equity:		
Solitario's shareholder's equity		
Preferred stock, $0.01 par value, authorized 10,000,000 shares (none issued and outstanding at December 31, 2009 and 2008)	-	-
Common stock, $0.01 par value, authorized, 50,000,000 shares (29,750,242 shares issued and outstanding at December 31, 2009 and 2008)	297	297
Additional paid-in capital	35,611	35,611
Accumulated deficit	(32,930)	(31,144)
Accumulated other comprehensive income	11,722	12,454
Total Solitario shareholder's equity	14,700	17,218
Noncontrolling interest	414	833
Total stockholders' equity	15,114	18,051
Total liabilities and stockholders' equity	$24,641	$26,463

See Notes to Consolidated Financial Statements.

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UNAUDITED - DRAFT

SOLITARIO EXPLORATION & ROYALTY CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands of U.S. Dollars, except per share amounts)	For the year ended December 31, 2009	2008 (as restated)	2007 (as restated)
Property and joint venture revenue			
Joint venture property payments	$200	$200	$100
Costs, expenses and other:			
Exploration expense	3,579	4,589	4,155
Depreciation and amortization	91	98	85
General and administrative (benefit)	2,079	(936)	3,939
Loss (gain) on derivative instruments	(694)	(1,177)	1,702
Property abandonment and impairment	51	107	20
(Gain) loss on sale of assets	18	(32)	1
Interest and dividend income	(106)	(157)	(76)
Total costs, expenses and other	5,018	2,492	9,826
Other income – break fee on attempted acquisition	2,200	-	-
Other income - gain on sale of marketable equity securities	1,409	3,576	4,085
Income (loss) before income tax	(1,209)	1,284	(5,641)
Income tax (expense) benefit	(996)	(2,128)	184
Net income (loss)	(2,205)	(844)	(5,457)
Less net loss attributable to noncontrolling interest	419	227	17
Net loss attributable to Solitario's shareholders	$(1,786)	$(617)	$(5,440)
Income (loss) per common share attributable to Solitario common shareholders:			
Basic and diluted	$(0.06)	$(0.02)	$(0.18)
Weighted average shares outstanding:			
Basic and diluted	29,750	29,691	29,467

See Notes to Consolidated Financial Statements.

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UNAUDITED - DRAFT

SOLITARIO EXPLORATION & ROYALTY CORP.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2009, 2008 AND 2007

(in thousands, except Share amounts)	Solitario Shareholder's							
	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Solitario Shareholder Equity	Non-Controlling Interest	Total Shareholders' Equity
Balance at December 31, 2006 (as restated)	**28,689,992**	**$287**	**$28,470**	**$(25,087)**	**$10,451**	**$14,121**	**$ -**	**$14,121**
Shares issued:								
Option exercise	929,500	9	3,526	-	-	3,535	-	3,535
Noncontrolling interest equity contribution	-	-	1,886	-	-	1,886	392	2,278
Comprehensive income:								
Net loss	-	-	-	(5,440)	-	(5,440)	(17)	(5,457)
Net unrealized gain on marketable equity securities (net of tax of $1,794)	-	-	-	-	3,790	3,790	-	3,790
Comprehensive loss	-	-	-	-	-	(1,650)	-	(1,667)
Balance at December 31, 2007 (as restated)	**29,619,492**	**296**	**33,882**	**(30,527)**	**14,241**	**17,892**	**375**	**18,267**
Shares issued:								
Option exercise	130,750	1	624	-	-	625	-	625
Noncontrolling interest equity contribution	-	-	1,105	-	-	1,105	685	1,790
Comprehensive income:								
Net loss	-	-	-	(617)	-	(617)	(227)	(844)
Net unrealized loss on marketable equity securities (net of tax of $1,063)	-	-	-	-	(1,787)	(1,787)	-	(1,787)
Comprehensive loss	-	-	-	-	-	(2,404)	-	(2,631)
Balance at December 31, 2008 (as restated)	**29,750,242**	**297**	**35,611**	**(31,144)**	**12,454**	**17,218**	**833**	**18,051**
Comprehensive income:								
Net loss	-	-	-	(1,786)	-	(1,786)	(419)	(2,205)
Net unrealized loss on marketable equity securities (net of tax of $435)	-	-	-	-	(732)	(732)	-	(732)
Comprehensive loss	-	-	-	-	-	(2,518)	-	(2,937)
Balance at December 31, 2009	29,750,242	$297	$35,611	$(32,930)	$11,722	$14,700	$ 414	$15,114

See Notes to Consolidated Financial Statements.

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UNAUDITED - DRAFT

SOLITARIO EXPLORATION & ROYALTY CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of U.S. Dollars)	For the year ended December 31, 2009	2008 (as restated)	2007 (as restated)
Operating activities:			
Net loss	$(1,786)	$ (617)	$(5,440)
Adjustments to reconcile net loss to net cash used in operating activities:			
Unrealized (gain) loss on derivative instruments	(694)	(1,177)	1,702
Depreciation and amortization	91	98	85
Loss on equity method investment	-	30	-
Asset write down	51	107	20
Employee stock option expense from vesting	(269)	(3,255)	1,991
Deferred income taxes	611	2,128	(184)
Current income taxes	385		
Gain on asset and equity security sales	(1,391)	(3,608)	(4,085)
Minority interest in loss of consolidated subsidiary	(419)	(227)	(17)
Changes in operating assets and liabilities:			
Prepaid expenses and other current assets	96	(90)	158
Accounts payable and other current liabilities	112	78	15
Net cash used in operating activities	(3,213)	(6,533)	(5,755)
Investing activities:			
Additions to mineral properties	(5)	(111)	(37)
Additions to other assets	(15)	(46)	(150)
Sale of derivative instrument, net	99	104	-
Proceeds from sale of marketable equity securities	1,852	4,430	5,548
Net cash provided by investing activities	1,931	4,377	5,361
Financing activities:			
Deferred noncontrolling shareholder payments	1,286	1700	1,133
Issuance of common stock	-	148	607
Net cash provided by financing activities	1,286	1,848	1,740
Net increase (decrease) in cash and cash equivalents	4	(308)	1,346
Cash and cash equivalents, beginning of year	1,942	2,250	904
Cash and cash equivalents, end of year	$1,946	$1,942	$ 2,250
Supplemental disclosure of cash flow information:			
Reclassification of stock option liability to additional paid-in capital upon exercise of stock options	$ -	$ 477	$2,928
Reclassification of deferred noncontrolling shareholder payments to additional paid in capital	$ -	$1,105	$1,886
Reclassification of deferred noncontrolling shareholder payments to minority interest	$ -	$ 685	$ 392

See Notes to Consolidated Financial Statements.

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